25003153

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36266

SEC Mail Processing
APR 08 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Greenbrier Diversified, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8530 Wilshire Blvd, Suite 200
(No. and Street)

Beverly Hills, (City) CA (State) 90211 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Nii (Name) 310-358-1800 ext 209 (Area Code – Telephone Number) rnii@borrisnii.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800 (Address) Century City, (City) CA (State) 90067 (Zip Code)

09/15/2020 (Date of Registration with PCAOB)(if applicable) 6567 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Howard M. Borris, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Greenbrier Diversified, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARY E. STEELE
COMM. # 2510899
NOTARY PUBLIC - CALIFORNIA
RIVERSIDE COUNTY
COMM. EXPIRES FEB. 22, 2029

Signature: ____________________

Title:
President

Mary E Steele
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Riverside }

Subscribed and sworn to (or affirmed) before me on this 1St day of April, 2025
Date *Month* *Year*

by HOWARD M. BORRIS

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Mary E Steele
Signature of Notary Public

MGC1 MARY E. STEELE COMM. # 2510899 NOTARY PUBLIC - CALIFORNIA RIVERSIDE COUNTY COMM. EXPIRES FEB. 22, 2029 MGC1

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document United States Securities & Exchange
Title or Type of Document: Commission - ANNUAL Reports
GREENBRIER DIVERSIFIED INC.

Document Date: NONE

Number of Pages: 2

Signer(s) Other Than Named Above:

Greenbrier Diversified, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2024

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Greenbrier Diversified, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Greenbrier Diversified, Inc. (the "Company") as of December 31, 2024, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2021.
Century City, California
April 05, 2025

Greenbrier Diversified, Inc.
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	20,064
Commissions receivable		7,488
Prepaid expenses		500
Total assets	$	28,052

Liabilities and Stockholder's Equity

Liabilities		
Income taxes payable	$	800
Total liabilities		800
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value, 100,000 shares authorized, 100,000 shares issued and outstanding		10,000
Additional Paid in Capital		1,500
Retained earnings		15,752
Total stockholder's equity		27,252
Total liabilities and stockholder's equity	$	28,052

The accompanying notes are an integral part of these financial statements

Greenbrier Diversified, Inc.
Statement of Income
For the Year Ended December 31, 2024

Revenues	
Commission income	$ 45,755
Total revenues	45,755
Expenses	
Professional fees	8,200
Other operating expenses	2,312
Total expenses	10,512
Net operating income before income tax provision	35,243
Income tax provision	3,126
Net income	$ 32,117

Greenbrier Diversified, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2024

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance at December 31, 2023	$ 10,000	$ 1,500	$ 13,635	$ 25,135
Capital distribution	-		(30,000)	(30,000)
Net income	-	-	32,117	32,117
Balance at December 31, 2024	$ 10,000	$ 1,500	$ 15,752	$ 27,252

The accompanying notes are an integral part of these financial statements

Greenbrier Diversified, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flow from operating activities:		
Net income		$ 32,117
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Commissions receivable	$ 3,619	
(Decrease) increase in liabilities:		
	-	
Total net adjustments		3,619
Net cash provided by (used in) operating activities		35,736
Net cash provided by (used in) investing activities		-
Cash flow from financing activities:		
Capital distribution	(30,000)	
Net cash provided by (used in) financing activities		(30,000)
Net increase in cash		5,736
Cash at December 31, 2023		14,328
Cash at December 31, 2024		$ 20,064

Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 1,600

The accompanying notes are an integral part of these financial statements

Greenbrier Diversified, Inc.
Notes to Financial Statements
December 31, 2024

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Greenbrier Diversified, Inc. (the "Company") was incorporated in the State of California on June 17, 1986. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Regulatory Board ("MSRB").

Commissions earned from the sale of mutual funds and investment company shares represent the major portion of the business. The Company primarily serves individual customers in Southern California and is not actively soliciting new clientele.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commission revenues are recognized in the period earned. The Company also earns trailing commissions which are variable and unpredictable in nature. Trailing commissions are generally recorded at the time they are received due to their variability.

The Company booked commissions receivable as of December 31, 2024, which amounted to $7,488. The Company deems all receivables to be collectible therefore no allowances were recorded.

With the consent of its stockholder, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholder is individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

Note 2: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporate tax status; therefore, no federal income tax provision is included in these financial statements. The tax provision shown on the Statement of Income is the California minimum franchise tax of $800 for 2024 along with back taxes for 2022 and 2023.

Note 2: INCOME TAXES (CONTINUED)

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdiction in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2024, the tax agencies have not proposed any adjustment to the Company's tax position.

Note 3: RELATED PARTY TRANSACTIONS

There is no rent on the books because the Company operates out of the home of the 100% stockholder.

It is possible that the terms of certain of the related party transactions are not the same as those that would result in transactions among wholly unrelated parties.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had no pending or threatened litigation as of December 31, 2024, or during the year then ended.

Note 5: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2024, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2024, the Company had net capital of $19,264 which was $14,264 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was 0.04 to 1, which is less than the 15 to 1 maximum allowed.

Note 7: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events that took place that would have a material impact on its financial statements.

Note 8: SEGMENT REPORTING

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Chief Operating Decision Maker ("CODM"), the President of the Company, makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services (update name of segment) segment are the same as described in the organization and nature of business and summary of significant accounting policies.

Greenbrier Diversified, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to SEA Rule 15c3-1
As of December 31, 2024

Computation of net capital		
Stockholder's equity	$ 27,252	
Total stockholder's equity		$ 27,252
Less: Non-allowable assets		
Commissions receivable	(7,488)	
Prepaid expenses	(500)	
Total non-allowable assets		(7,988)
Net capital		19,264
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of aggregate indebtedness	$ 53	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 14,264
Aggregate indebtedness		$ 800
Ratio of aggregate indebtedness to net capital		0.04 : 1

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 Part IIA dated December 31, 2024.

Greenbrier Diversified, Inc.
Schedule II - Computation for Determining of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Requirements Pursuant to SEA Rule 15c3-3
As of December 31, 2024

The Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company. The Company does not claim an exemption from SEA Rule 15c3-3 but is in compliance with the non-covered firm provisions of Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm"). The Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as direct mutual funds, annuities, and the sale of 529 plans. Accordingly, there are no items to report under the requirements of this Rule and the company was compliant throughout the year ending December 31, 2024.

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Greenbrier Diversified, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Greenbrier Diversified, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Greenbrier Diversified, Inc.'s business activities of direct selling of mutual funds, annuities, and 529 plans are in compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") and the Company did not identify any exceptions to this assertion throughout the year ended December 31, 2024. Greenbrier Diversified, Inc.'s management is responsible for compliance with the exemption provisions, the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Greenbrier Diversified, Inc.'s compliance with the exemption provisions and the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provisions of Footnote 74.

DCPA

DCPA

Century City, California
April 05, 2025

Assertions Regarding Exemption Provisions

We, as members of management of Greenbrier Diversified, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240. 15c3-3 and is relying on the non-covered firm provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm"). The Company limits its business activities exclusively to direct selling of mutual funds, annuities, and 529 plans. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year ending December 31, 2024.

The Company was compliant with the provisions of Footnote 74 without exception throughout the most recent year ending December 31, 2024.

Greenbrier Diversified, Inc.

By:

(Howard Borris, President)